UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of December 2019

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 2 December 2019 entitled 'Amended - Total voting rights and issued capital'

2.	Stock Exchange announcement dated 2 December 2019 entitled 'Transaction in Own Shares'

3.	Stock Exchange announcement dated 3 December 2019 entitled 'Rio Tinto invests $1.5 billion to continue production at Kennecott copper to 2032'

4.	Stock Exchange announcement dated 3 December 2019 entitled 'Transaction in Own Shares'

5.	Stock Exchange announcement dated 4 December 2019 entitled 'Rio Tinto to curtail operations at Richards Bay Minerals'

6.	Stock Exchange announcement dated 4 December 2019 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

7.	Stock Exchange announcement dated 4 December 2019 entitled 'Transaction in Own Shares'

8.	Stock Exchange announcement dated 5 December 2019 entitled 'Transaction in Own Shares'

9.	Stock Exchange announcement dated 6 December 2019 entitled 'Transaction in Own Shares'

10.	Stock Exchange announcement dated 9 December 2019 entitled 'Transaction in Own Shares'

11.	Media release dated 10 December 2019 entitled 'Rio Tinto supports Red Cross disaster relief and recovery efforts for bushfire affected communities'

12.	Stock Exchange announcement dated 10 December 2019 entitled 'Transaction in Own Shares'

13.	Media release dated 11 December 2019 entitled 'Rio Tinto Notes Mongolian Parliament Resolution on Oyu Tolgoi'

14.	Stock Exchange announcement dated 11 December 2019 entitled 'Transaction in Own Shares'

15.	Stock Exchange announcement dated 12 December 2019 entitled 'Takeovers Panel findings in relation to Energy Resources of Australia'

16.	Stock Exchange announcement dated 12 December 2019 entitled 'Block listing’

17.	Stock Exchange announcement dated 12 December 2019 entitled 'Transaction in Own Shares'

18.	Media release dated 13 December 2019 entitled 'Rio Tinto Offers Responsibly Produced Aluminium From Pacific Operations’

19.	Stock Exchange announcement dated 13 December 2019 entitled 'Key Dates'

20.	Stock Exchange announcement dated 16 December 2019 entitled 'Transaction in Own Shares'

21.	Stock Exchange announcement dated 17 December 2019 entitled 'Transaction in Own Shares'

22.	Stock Exchange announcement dated 18 December 2019 entitled 'Transaction in Own Shares'

23.	Stock Exchange announcement dated 19 December 2019 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

24.	Stock Exchange announcement dated 19 December 2019 entitled 'Transaction in Own Shares'

25.	Stock Exchange announcement dated 20 December 2019 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

26.	Stock Exchange announcement dated 20 December 2019 entitled 'Transaction in Own Shares'

27.	Stock Exchange announcement dated 23 December 2019 entitled 'Transaction in Own Shares'

28.	Stock Exchange announcement dated 24 December 2019 entitled 'Transaction in Own Shares'

29.	Stock Exchange announcement dated 27 December 2019 entitled 'Transaction in Own Shares'

30.	Stock Exchange announcement dated 30 December 2019 entitled 'Rio Tinto to resume operations at Richards Bay Minerals’

31.	Stock Exchange announcement dated 30 December 2019 entitled 'Transaction in Own Shares'

32.	Stock Exchange announcement dated 31 December 2019 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 January 2020	Date	2 January 2020